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                  GENWORTH LIFE INSURANCE COMPANY OF NEW YORK
                         GUARANTEE ACCOUNT ENDORSEMENT
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This endorsement is effective on the Contract Date. It adds a Guarantee Account to your Contract. You may allocate Purchase Payments and/or transfer value to and from the Guarantee Account subject to the limitations below.

While this endorsement is in effect, your Contract Value includes:

   .   Amounts allocated to the Subaccounts; and

   .   Amounts allocated to the Guarantee Account.

The Guarantee Account

Amounts allocated to the Guarantee Account earn interest at the daily rate applicable to the particular allocation. With respect to each allocation, the rate will remain in effect for a specified period (the interest rate guarantee period). You may also make transfers or withdrawals from the Guarantee Account. We reserve the right to limit amounts that may be allocated or transferred to the Guarantee Account.

Amounts allocated to the Guarantee Account are held in, and are part of, our General Account. The General Account consists of our assets other than those allocated to our separate accounts. Subject to statutory authority, we make all investment decisions for the assets of the General Account. Those assets may be chargeable with liabilities arising out of any business we may conduct.

Any Surrender Value or death proceeds under the Guarantee Account will not be less than required by the laws of New York.

Value in the Guarantee Account

The value in the Guarantee Account is (a) plus (b) minus (c) minus (d), where:

     (a) is the amounts allocated to the Guarantee Account;

     (b) is any interest credited on those amounts;

     (c) is the amounts removed by transfer, withdrawal or surrender; and

     (d) is the amounts deducted for Contract charges made under the Contract and any riders that may apply.

You may allocate amounts to one or more of the interest rate guarantee periods available. At the end of each interest rate guarantee period, a new interest rate guarantee period, with a renewal rate, will begin. Each interest rate period must be at least one year. Unless you choose otherwise, you will renew at the shortest renewal guarantee period that we make available at that time. We will notify you of the renewal interest rate and the new interest rate guarantee period. We reserve the right to offer additional interest rate guarantee periods.

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Interest rates that apply to allocations to the Guarantee Account are determined by us at our sole discretion. The minimum guaranteed interest rate is shown on the Contract Data Pages.

We will redetermine your minimum guaranteed interest rate beginning on the Contract anniversary specified on your Contract Data Pages and each Contract anniversary thereafter. The five-year Constant Maturity Treasury Rate (CMT) will be used to redetermine the minimum guaranteed interest rate. We will calculate the average of the daily close five-year CMT rates during the calendar quarter that is two quarters prior to the applicable Contract anniversary (rounded to the nearest 1/20/th/ of one percent), and subtract 1.25%. Your redetermined minimum guaranteed interest rate will be the greater of 1.00% and this redetermined rate, but not more than 3.00%. We may set the minimum guaranteed interest rate higher than the redetermined minimum guaranteed interest rate.

Allocation of Charges

Deductions for any charge that may apply under the Contract are taken first from your value in the Subaccounts and then from your value in the Guarantee Account. Any transfer charge that may apply is taken from the amount transferred. Surrender charges may apply to amounts withdrawn from the Guarantee Account. No deduction will reduce the Surrender Value below any minimum value that might be required by applicable state law.

Transfers

You may transfer amounts between the Guarantee Account and the Subaccounts. Transfers will be effective as of the end of the Valuation Period during which we receive your request at our Service Center.

We reserve the right to impose the following restrictions on transfers between the Guarantee Account and the Subaccounts:

   . For each allocation to the Guarantee Account, transfers to a Subaccount may be made only during the 30-day period following the end of the allocation's interest rate guarantee period. We may limit the amount that you can transfer during that time, but the limit will not be less than a percentage of the original allocation, plus any accrued interest on that allocation. The percentage used to determine this limit will be the lesser of (a) 100% and (b) 25% of the number of years in the interest rate guarantee period that just ended for that particular allocation;

   . No transfers from a Subaccount to the Guarantee Account may be made during the six-month period following the transfer of any amount from the Guarantee Account to a Subaccount.

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Withdrawal

You may specify whether a withdrawal should be taken from the Guarantee Account or the Subaccounts. If you do not, the withdrawal will be deducted from each Subaccount in the same proportion that your assets in that Subaccount bears to the total of your assets in all Subaccounts on the Valuation Day we receive the request in our Service Center. If the amount of the withdrawal exceeds your assets in the Subaccounts, any remaining deductions will be made from the Guarantee Account. The amounts deducted from the Guarantee Account will be taken on a first-in, first-out basis. "First-in, first-out" means the order in which Purchase Payments and transferred amounts were allocated to the Guarantee Account.

Deferment of Payments

We reserve the right to defer payment of any withdrawal or surrender from the Guarantee Account for up to six months. We will not defer payment if we are required by your state law to pay earlier. We will not defer payment if the amount payable is used to pay Purchase Payments on a contract with us.

For Genworth Life Insurance Company of New York,

                                                  /s/ David J. Sloane
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                                                  [David J. Sloane]
                                                  President

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